BB

06004941

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 66434

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
FEB 28 2006
WASH, D.C. 153 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

StoneCastle Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street, 14th Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Mayers — 212-354-6500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William J. Chan CPA
(Name - *if individual, state last, first, middle name*)

4211 Eighth Avenue	Brooklyn	New York	11232
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 04 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

NM 3/14 3/3/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Mayers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StoneCastle Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Securities Principal
Title

XIOMARA LARIOS
Notary Public - State of New York
NO. 01LA6128825
Qualified in New York County
My Commission Expires 6/20/2009

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

StoneCastle Securities, LLC.

(S.E.C. I.D. No. 8-66434)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

WILLIAM J. CHAN

Certified Pubic Accountant Accounting-Auditing - Bookkeeping - Taxation

4211 8th Avenue, Brooklyn, NY 11232 Tel: (718) 437 – 1816 Fax:(718) 437 – 3887

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
StoneCastle Securities, LLC
New York, New York

I have audited the accompanying statement of financial condition of StoneCastle Securities, LLC (a wholly-owned subsidiary of Stone Castle Partners, LLC) as of December 31, 2005, and the related statements of operations, cash flows, and changes in member's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of StoneCastle Securities, LLC. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

January 31, 2006

STONECASTLE SECURITIES, LLC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS	
CASH	$ 54,463
DUE FROM PARENT	25,635
TOTAL ASSETS	$ 80,098
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES - ACCOUNTS PAYABLE	$ 1,200
MEMBER'S EQUITY	78,898
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 80,098

See notes to financial statements

STONECASTLE SECURITIES, LLC.

STATEMENT OF FINANCIAL OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES - PRIVATE PLACEMENTS	$ -
EXPENSES:	
Regulatory fees	2,643
Professional fees	12,112
Other expenses	1,553
Total expense	16,308
NET LOSS	$ (16,308)

See notes to financial statements

STONECASTLE SECURITIES, LLC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ (16,308)
Adjustment to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Decrease in accounts payable	(500)
Increase in due to affiliate	1,200
Cash provided by operating activities	(15,608)
Cash at beginning of the year	70,071
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2005	$ 54,463

STONECASTLE SECURITIES, LLC.

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Capital Contributions	Retained Earnings	Total
BALANCE - January 1, 2005	50,000	$ 45,206	$ 95,206
Net loss		(16,308)	(16,308)
BALANCE - December 31, 2005	$ 50,000	$ 28,898	$ 78,898

See notes to financial statements.

STONECASTLE SECURITIES, LLC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

1. ORGANIZATION

Stonecastle Securities, LLC. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). The Company is a wholly-owned subsidiary of Stone Castle Partners, LLC. (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition --- Private placement income and related expenses are recorded on a trade date basis. No securities transactions occurred during 2005.

Income Taxes --- The Company does not record a provision for income taxes because its single member reports the Company's income or loss on its income tax return.

Use of Estimates --- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. RELATED PARTY AGREEMENT

Under the terms of an expense sharing agreement between StoneCastle Partners, LLC. ("Parent") and the Company (the "Agreement"), the Parent shall provide office and administrative services state in schedule I of the agreement for a monthly fee of one hundred ($100) payable in arrears. This amount has been determined based upon estimate made by the parties of the value of the goods and services to be provided. Payment shall be made periodically as mutually agreed. The obligation of the Company to pay any such obligation shall be forgiven if such obligation would otherwise cause the Company's net capital to fall below 120% of its minimum net capital requirement under Sec Rule 15c3-1 or if applicable, the Company's aggregate indebtedness would exceed 1200% of its net capital under that rule.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $53,263, which was $48,263 in excess of its required net capital of $5,000.

* * * * * *

STONECASTLE SECURITIES, LLC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES ACT OF 1934 AS OF DECEMBER 31, 2005

Member's equity	$ 78,898
NON-ALLOWABLE ASSET - DUE FROM PARANT	25,635
NET CAPITAL	$ 53,263
MINIMUM NET CAPITAL REQUIRED (the greater of 5,000 or 6 2/3% of aggregate indebtedness)	5,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$ 48,263
AGGREGATE INDEBTEDNESS	$ 1,200
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.02

There are no material difference between the computation of net capital under Rule 15c3-1 reflected above and the computation included in the Company's corresponding unaudited December 31, 2005 Form X -17A-5 PartIIA filing.

Exemption under Section (k)(2)(i) is claimed:

The Company has been exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities were limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

WILLIAM J. CHAN
Certified Pubic Accountant Accounting-Auditing-Bookkeeping - Taxation

4211 8th Avenue, Brooklyn, NY 11232 Tel: (718) 437 – 1816 Fax:(718) 437 – 3887

January 31, 2006

StoneCastle Securities, LLC.
120 West 45th Street-14th Floor
New York, New York 10036

Dear Sirs:

In planning and performing my audit of the financial statements of StoneCastle Securities, LLC. (the "Company") as of December 31, 2005 (on which I issued my report dated January 31, 2006), I considered its internal control in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the Securities Exchange Act of 1934, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures my deteriorate.

My consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the member, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 31, 2006

Yours truly,